ALLSHIPS LTD.
                      (Formerly OMNINET INTERNATIONAL LTD)
                                 Covenant House
                                 85 Reid Street
                                 Hamilton HM 12
                                     Bermuda


                                                  January 5, 2007

United States Securities
  and Exchange Commission
Office of Emerging Growth Companies
100 F Street, NE
Washington, DC 20549

          Re:  Allships Ltd. (the "Company")
               ------------------------------

Ladies and Gentlemen:

     Reference is made to the letter dated May 18, 2006 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in which the Staff provided comments to the Company's annual report on Form 20-F for the fiscal year ended February 28, 2005, which was filed with the Commission on September 30, 2005 (the "Report") and subsequently amended on December 19, 2006.

     The undersigned issuer hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure contained in the Report; (ii) Staff comments, or changes to disclosure in the Report in response to Staff, comments does not foreclose the Commission from taking any action with respect to the Report; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                  Yours faithfully,



                                                  By: /s/ Aristeidis Ioannidis
                                                      -------------------------
                                                  Name:   Aristeidis Ioannidis
                                                  Title:  Director and Chief
                                                          Financial Officer


SK 23113 0001 736239